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                                             File No. 70-9109




                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                         AMENDMENT NO. 1

                                TO

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM
                        25 Research Drive
                 Westborough, Massachusetts 01582

           (Name of company filing this statement and address of principal executive office)




                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)




Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

              (Names and addresses of agents for service)

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     Form U-1 Application/Declaration under the Public Utility
Holding Company Act of 1935, File No. 70-9109, is hereby amended as follows:

     1. The Background section of Item 1 is amended by (a) deleting the second paragraph thereof and substituting the following:

     "Pursuant to the Commission's order in File No. 70-8901 (Release No. 35-26589 dated October 9, 1996), NEES is authorized to issue and sell short-term promissory notes to banks up to a maximum aggregate principal amount outstanding at any time not exceeding $100 million. This borrowing authority expires October 31, 2001. The authority requested in this filing is intended to supersede such existing authorization."

and (b) deleting the sentence reading, "The authority requested herein is for five years." and substituting the following therefor:

     "NEES proposes that the authority requested herein be granted through December 31, 2002."

     2.  The Borrowings from Banks - Credit Agreement section of
Item 1 is amended by deleting the third paragraph and substituting the following therefor:

     "Under the Credit Agreement, each Bank will receive a fee, payable upon each Bank's commitment, irrespective of usage of the facility (the Facility Fee). The Facility Fee is payable by NEES quarterly in arrears. The annual amount of the Facility Fee is determined by multiplying (i) the Bank's commitment amount and
(ii) the Applicable Percentage (defined below). The Applicable Percentage varies between 0.065% and 0.200%, depending on the lowest debt rating of Massachusetts Electric Company's senior secured debt, Narragansett's senior secured debt, and NEP's senior secured debt (so long as NEP has senior secured debt and otherwise, NEP's senior debt). Based on current ratings, the Applicable Percentage would be 0.105%."

     3. The Borrowings from Banks - Short-term section of Item 1 is amended by deleting the third paragraph and substituting the following therefor:

     "NEES will negotiate with banks the interest costs of such borrowings. NEES pays fees to the banks in lieu of compensating balance arrangements. The effective interest cost of borrowings, on a daily basis, from a bank will not exceed the greater of the bank's base or prime lending rate, or the rate published daily in the Wall Street Journal as the high federal funds rate, plus, in either case, one percent. Certain of such borrowings may be without prepayment privileges. Based on the current base lending
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rate of 8.25 and an equivalent or lower high federal funds rate, the effective interest costs of such borrowing would not exceed
9.25% per annum."

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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                   NEW ENGLAND ELECTRIC SYSTEM

                                   s/Michael E. Jesanis

                                   ___________________________
                                   Michael E. Jesanis
                                   Vice President and
                                   Treasurer

Date: November 12, 1997


The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.